Exhibit 99.1

BAYTEX TO PRESENT AT CIBC ENERGY CONFERENCE

CALGARY, ALBERTA (April 9, 2013) - Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that James Bowzer, President and Chief Executive Officer, will be presenting at the CIBC Energy Conference on Tuesday, April 16, 2013 at 1:45 pm EDT (11:45 am MDT) in Toronto, Ontario. Interested parties can listen to a live audiocast via the following URL:

https://webcasts.welcome2theshow.com/cibc2013energy

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytex.ab.ca, or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytex.ab.ca